Castellum, Inc.
Compensation Clawback Policy

Revised and adopted by the Board of Directors on November 9, 2023

Each current or former executive officer shall repay or forfeit, to the fullest extent permitted by law and as directed by the independent members of the Board of Directors as identified pursuant to applicable exchange listing standards (“Independent Directors”) of Castellum, Inc. (“Company,”), any annual incentive or other performance-based compensation awards (“Awards”) received by him or her, if:

a.the payment, grant, or vesting of the Awards was based on the achievement of financial results that were subsequently the subject of a restatement of the Company’s financial statements filed with the Securities and Exchange Commission; and

a.the amount of the compensation that would have been received by the executive officer had the financial results been properly reported would have been lower than the amount actually received.

The Independent Directors shall have full and final authority to make all determinations under this policy, including without limitation whether the policy applies and whether any recovery would be deemed impracticable. Repayment can be made from the proceeds of the sale of Company stock and the forfeiture of other outstanding awards. All determinations and decisions made by the Board’s Independent Directors pursuant to the provisions of this policy shall be final, conclusive, and binding on all persons, including the Company, its affiliates, its stockholders, and employees.

Each Award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based Award granted to an executive officer shall be deemed to include the provisions of this policy. The remedy specified in this policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company.